SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from                      to
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–14

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – Year Ended December 31, 2009	16

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009	17
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 28, 2010
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Employer common stocks	$42,551,101	$29,261,481
Common stocks	24,827,588	37,760,294
Common/collective trust funds	248,350,396	224,959,267
Corporate bond funds	54,372,955	38,513,386
Mutual funds	181,703,389	122,772,613
Other cash equivalents	999,787	1,050,956

Total investments, at fair value	552,805,216	454,317,997

Participant loans	15,689,481	13,503,410

Receivables:
Participant contributions	2,521,156	1,347,854
Employer contributions	901,095	557,439
Due from broker for securities sold	966,759	568,944
Due from Wells Fargo	77,747	105,388
Accrued interest	203	1,230

Total receivables	4,466,960	2,580,855

Total assets	572,961,657	470,402,262

Liabilities:
Due to broker for securities purchased	992,482	708,515
Accrued administrative expenses	72,343	—

Total liabilities	1,064,825	708,515

Net assets available for benefits before adjustments	571,896,832	469,693,747

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(337,548)	9,716,201

Net assets available for benefits	$571,559,284	$479,409,948

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Investment income:
Net appreciation (depreciation) in fair value of investments	$73,643,063	$(115,478,872)
Interest and dividends	6,793,936	6,245,467

Total investment income (loss)	80,436,999	(109,233,405)

Income on loans to participants	888,001	1,190,776

Contributions:
Participant	46,479,808	52,126,085
Employer	15,494,437	18,499,663
Rollovers from qualified plans	2,228,430	4,628,470

Total contributions	64,202,675	75,254,218

Transfer in of net assets:
From eFunds 401(k) Profit Sharing Plan	—	154,853,797
From other plan mergers	—	1,426,080

Total transfer in of net assets	—	156,279,877

Deductions from net assets attributable to:
Benefits paid to participants	(52,913,766)	(69,537,782)
Administrative expenses	(464,573)	(238,518)
Transfers to Lender Processing Services, Inc. 401(k)
Profit Sharing Plan	—	(138,101,215)

Total deductions	(53,378,339)	(207,877,515)

Net increase (decrease)	92,149,336	(84,386,049)

Net assets available for benefits:
Beginning of year	479,409,948	563,795,997

End of year	$571,559,284	$479,409,948

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of the Plan

The following description of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the FIS Plan) provides only general information. The FIS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Sections 401(a) and 501(a) of the Internal Revenue Code (the Code), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the FIS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. That portion of the FIS Plan is designed to invest primarily in shares of Fidelity National Information Services, Inc. (FIS or the Company or the Employer or the Plan Sponsor).

The purpose of the FIS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Company shall maintain and administer the FIS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the FIS Plan document for more complete information of the FIS Plan’s provisions.
(a)	General

The FIS Plan is a defined contribution retirement plan covering all employees of the Company who have attained age 18 and have completed 90 days of service. Temporary, part-time or seasonal employees are eligible to participate in the FIS Plan if 18 years of age or older and upon completion of 1,000 hours of service during the plan year. Union, nonresident aliens and leased employees are not eligible to participate in the FIS Plan. Employees are automatically enrolled in the FIS Plan if they do not decline enrollment within 30 days of becoming eligible.

On October 24, 2006, Fidelity National Financial, Inc. (Old FNF), distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (FNT), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to the FIS Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with and into FIS, which was then a majority-owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. (New FNF). This resulted in a distribution of FIS common stock to the FIS Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by FIS Plan participants, and the renaming of investments in common stock held by the FIS Plan participants. The FIS Plan is now sponsored by the Company for the benefit of its employees as noted above.

Lender Processing Services, Inc. (LPS) was spun-off from FIS as a separate public company on July 2, 2008. As a result, all of the shares of the common stock of LPS were distributed to FIS shareholders through a stock dividend (the spin-off). Upon the distribution, FIS shareholders received one-half share of LPS common stock for every share of FIS common stock held as of the close of business on June 24, 2008.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(b)	Plan Mergers and Dispositions

On January 1, 2008, the eFunds 401(k) Profit Sharing Plan (the eFunds Plan) merged into the FIS Plan. This resulted in a transfer of approximately $154.9 million in plan net assets from the eFunds Plan to the FIS Plan.

LPS was spun-off as a separate public company on July 2, 2008. This resulted in a transfer of approximately $138.1 million in plan net assets from the FIS Plan to the LPS 401(k) Profit Sharing Plan (the LPS Plan).

(c)	Contributions

During 2009 and 2008, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants who have attained age 50 before the end of the FIS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2009 and 2008, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. Discretionary employer contributions may be made at the option of the Company’s board of directors.

The Company match for 2009 and 2008 of $15.5 million and $18.5 million, respectively, was funded throughout the year. No discretionary employer contributions were made during the years ended December 31, 2009 and 2008. Through March 31, 2009, all employer contributions are considered ESOP allocations and were made in cash and then invested in employer stock. A participant could, at their discretion, diversify their ESOP allocation in their account at any time. Effective April 1, 2009, all employer contributions will be invested according to the participants’ investment elections. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of FIS Plan earnings and charged with an allocation of FIS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Vested
percentage
Number of years of service:
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%
(f)	Forfeitures

Upon termination of employment, the nonvested portion of a participant’s interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2009 and 2008, $1.5 million and $1.1 million, respectively, of forfeitures were used to offset employer contributions in accordance with the FIS Plan document. As of December 31, 2009 and 2008, there were $0.5 million and $1.3 million, respectively, of unused forfeitures.

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at the prime rate as determined by the Plan’s Trustee or its affiliate plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates range from 4.25% to 10.5% on loans outstanding as of December 31, 2009 and 2008. Participant loans are valued at amortized cost.

(h)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the FIS Plan’s normal retirement age (65), when a participant reaches age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(i)	Administration

During 2009 and 2008, the trustee of the FIS Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the FIS Plan. Fidelity National Information Services, Inc. Group Plans Committee (the Committee) oversees the FIS Plan’s operations.

(j)	Administrative Expenses

Under the terms of the FIS Plan document, administrative expenses of the FIS Plan are paid by the FIS Plan or FIS.

(k)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. At December 31, 2009, the investment options consist of one Employer common stock fund, four common/collective trust funds, three corporate bond funds, and seven mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes.

The balances for participants who previously invested in shares of New FNF common stock under the FNF Plan were transferred into a frozen New FNF Stock Fund. The fund appreciates and depreciates with the value of the New FNF common stock, but participants can no longer make contributions into the New FNF Stock Fund. The balances for participants who previously invested in shares of Equifax Inc. (Equifax) common stock under the Equifax 401(k) Plan were transferred into a frozen Equifax Stock Fund. The fund appreciates and depreciates with the value of the Equifax common stock, but participants can no longer make contributions into the Equifax Stock Fund. The balances of participants who received shares of LPS common stock during the spin-off were transferred into a frozen LPS Stock Fund. The fund appreciates and depreciates with the value of the LPS common stock, but participants cannot make contributions into the LPS Stock Fund. Participants may elect to transfer balances from the New FNF, Equifax, and LPS Stock Funds to other funds within the FIS Plan. The New FNF, Equifax, and LPS Stock Funds are reflected as common stock in the accompanying Statements of Net Assets Available for Benefits at December 31, 2009 and 2008. Shares held in these stock funds as of the close of business on December 31, 2009 were transferred to the Plan’s default fund, the Oakmark Equity and Income Fund.

Dividends paid by the Company with respect to shares of FIS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the FIS Plan and reinvested in FIS stock. Cash dividends received on shares of FIS stock will be allocated to each participant’s ESOP Allocations Account (ESOP Account) based on the number of shares of FIS stock held in each such ESOP Account, unless the participant elects to receive such dividends in cash.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(l)	Voting Rights

Each participant shall be entitled to direct the trustee to vote and to direct the trustee with respect to the tender of any FIS common stock allocated to the participant’s accounts in accordance with the terms of the Trust. Shares for which no direction is received shall be voted by the Trustee in the same manner and proportion as the shares for which direction is received.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the FIS Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the FIS Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the FIS Plan’s gains and losses on investments bought and sold as well as held during the year.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The FIS Plan provides participants with the option of directing their elective deferrals into four Wells Fargo common/collective trust funds which include the Wells Fargo Stable Return Fund N, Wells Fargo S&P 500 Index Fund N, Wells Fargo S&P Midcap Index Fund G and Wells Fargo International Equity Index Fund G. The Wells Fargo Stable Return Fund N invests in guaranteed investment contracts and synthetic investment contracts. The Wells Fargo S&P 500 Index Fund N invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The Wells Fargo S&P Midcap Index Fund G invests in equities of the S&P Midcap Index with the objective of approximating, before fees and expenses, the total return of the S&P Midcap Index. The Wells Fargo International Equity Index Fund G generally intends to remain 90% invested in stocks comprising the Morgan Stanley Capital International Europe Australasia and Far East Index and 10% in cash reserves and seeks to approximate the total return, before deduction of fees and expenses, as measured by the index.

Investment options in common/collective trusts are valued using the audited financial statements of the collective trust at year-end using net asset value (NAV) as a practical expedient. Notwithstanding a twelve month replacement notification requirement on the Wells Fargo Stable Return Fund N, the common/collective trust funds do not have limiting terms, or restrictions on redemption. Additionally, the common collective trust funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

For the year ended December 31, 2009, the FIS Plan adopted an Accounting Standards Codification (ASC) update for fair value measurements and disclosures related to certain alternative investments. This guidance permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measure fair value. The update also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. This update was effective for the Plan year ended December 31, 2009. The adoption of this ASC update had no impact on the Plan’s net assets available for benefits but increased related disclosures.
(3)	Fair Value Measurements
(a)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the accompanying Statements of Net Assets Available for Benefits. Participant and employer contributions receivable, receivables due from Wells Fargo, and amounts due to and from brokers approximate fair value based on their short-term nature.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(b)	Fair Value Hierarchy

The authoritative accounting literature defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value.

The fair value hierarchy includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy are described below:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the FIS Plan has the ability to access.

Level 2. Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.
Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded.
Mutual funds and corporate bond funds: Valued based on quoted market prices, of shares held by the FIS Plan at year end.
Common collective trust funds: Valued at NAV as a practical expedient to measuring fair value, primarily based on the fair value of the underlying investments at quoted market prices, as determined by the Trustee of the fund of shares held by the FIS Plan at year end.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at fair value as of December 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Employer common stocks	$42,551,101	$—	$—	$42,551,101
Common stocks	24,827,588	—	—	24,827,588
Common/collective trust funds	—	248,350,396	—	248,350,396
Corporate bond funds	54,372,955	—	—	54,372,955
Mutual funds	181,703,389	—	—	181,703,389
Other cash equivalents	999,787	—	—	999,787

Total investments at fair value	$304,454,820	$248,350,396	$—	$552,805,216

	Assets at fair value as of December 31, 2008
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Employer common stocks	$29,261,481	$—	$—	$29,261,481
Common stocks	37,760,294	—	—	37,760,294
Common/collective trust funds	—	224,959,267	—	224,959,267
Corporate bond funds	38,513,386	—	—	38,513,386
Mutual funds	122,772,613	—	—	122,772,613
Other cash equivalents	1,050,956	—	—	1,050,956

Total investments at fair value	$229,358,730	$224,959,267	$—	$454,317,997

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(4)	Investments
Investments that represent 5% or more of the FIS Plan’s net assets, at fair value, as of December 31, 2009 and 2008 are as follows:

	2009	2008
Wells Fargo Stable Return Fund N	$169,111,662	$173,223,171
Fidelity National Information Services, Inc. common stock	42,551,101	29,261,481
Wells Fargo S&P 500 Index Fund N	38,770,804	27,228,469
Oakmark Equity and Income Fund Class One	59,570,071	39,899,618
Artio International Equity Fund	33,279,018	25,209,346
American Growth Fund of America Class R4	29,627,728	19,533,806	(a)
All other investments less than 5%	179,894,832	139,962,106

	$552,805,216	$454,317,997

(a)	Amount does not represent 5% or more of the FIS Plan’s net assets at December 31, 2008 but did at December 31, 2009. Presentation is for comparative purposes.
During 2009 and 2008, the FIS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2009	2008
Employer common stocks	$13,901,748	$(17,647,568)
Common stocks	2,325,785	(318,483)
Common/collective trust funds	22,797,788	(24,845,037)
Corporate bond funds	3,565,504	(3,485,299)
Mutual funds	31,052,238	(69,182,485)

Net appreciation (depreciation) in fair value of investments	$73,643,063	$(115,478,872)

As stated in notes 2(a) and 2(d), the Wells Fargo Stable Return Fund N (the Fund), which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2009 and 2008 was $169.1 million and $173.2 million, respectively. The contract value of the Fund as of December 31, 2009 and 2008, which is a component of net assets available for benefits, totaled $168.8 million and $182.9 million, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. During 2009 and 2008, the average yield of the Fund was approximately 3.40% and 5.29%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2009 and 2008, the crediting interest rate of the Fund was approximately 3.32% and 4.10%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor’s at December 31, 2009 is AA-.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Certain events limit the liability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Wells Fargo that is designed to induce or influence participants to avoid investing in the fund or to transfer assets out of the fund, and (6) any transfer of assets from the fund directly to a competing investment option. The Plan administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
(5)	Related-Party Transactions
Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the Trustee as defined by the FIS Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the FIS Plan for investment management services were $0.1 million for the years ended December 31, 2009 and 2008. Additionally, transactions involving shares of common stock of the Company, FNF, Old FNF, and LPS are parties-in-interest transactions. Dividends on these common stock shares totaled $1.0 million and $1.8 million for the years ended December 31, 2009 and 2008, respectively.
(6)	Income Tax Status
The FIS Plan is a defined contribution retirement plan that is intended to be qualified under Section 401(a) of the Code. Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan submitted an initial application for a determination letter with the Internal Revenue Service on March 15, 2007.
During 2009, the Plan Sponsor identified an operational compliance issue with the FIS Plan in which eligibility was calculated incorrectly for temporary employees. The Plan Sponsor is in the process of correcting this matter in accordance with the Internal Revenue Service Employee Plans Compliance Resolution System (EPCRS) program. The Plan administrator and the Plan Sponsor believe that an additional employer contribution totaling $64,720 will be required to resolve this operational compliance issue, which has been included in employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2009 and 2008. The Plan Sponsor has established additional procedures to ensure that the FIS Plan’s operations are in compliance with the provisions of the Code. The plan administrator and tax counsel believe that the FIS Plan is currently operating in compliance with the FIS Plan document and the Code.
It is the Plan’s policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(7)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of the FIS Plan’s termination, participants will become 100% vested in their employer contributions.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the expected 2009 and actual 2008 Form 5500:

	2009	2008
Net assets available for benefits, per the financial statements	$571,559,284	$479,409,948
Less current year adjustment to contract value for fully benefit-responsive investment contracts	337,548	(9,716,201)

Net assets available for benefits, per the Form 5500	$571,896,832	$469,693,747

The following is a reconciliation of investment income (loss) per the financial statements to the expected 2009 and actual 2008 Form 5500:

	2009	2008
Total investment income (loss), per the financial statements	$80,436,999	$(109,233,405)
Plus prior year adjustment to contract value for fully benefit-responsive investment contracts	9,716,201	300,483
Less current year adjustment to contract value for fully benefit-responsive investment contracts	337,548	(9,716,201)

Total investment income (loss), per the Form 5500	$90,490,748	$(118,649,123)

(9)	Subsequent Events
The Company has evaluated transactions, events and circumstances occurring subsequent to December 31, 2009 for consideration of recognition or disclosure and has reflected or disclosed those items within the financial statements as deemed appropriate.
(Continued)

SUPPLEMENTAL SCHEDULES

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2009

	Relationship to plan, employer, or
	other party in	Description of transactions including rate	Amount on line	Lost
Identity of party involved	interest	of interest	4a	interest
Fidelity National Information Services, Inc.	Plan Sponsor	December 31, 2009 employee contributions not deposited to the trustee in a timely manner	$1,865	$2
There were delays by the Company in December 2009 in remitting employee contributions to the trustee in the amount of $1,865.
The Company reimbursed the Plan for lost interest in the amount of $2 in January 2010.
See accompanying report of independent regeistered public accounting firm.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of issue, borrower,	Description of investment, including maturity date, rate of
	lessor, or similar party	interest, number of shares, collateral, par or maturity value	Value
	Employer common stock:
(1)	Fidelity National Information Services, Inc.	Common stock, 1,815,320 shares	$42,551,101

	Common stocks:
(1)	Lender Processing Services, Inc.	Common stock, 358,686 shares	14,584,173
(1)	Fidelity National Financial, Inc.	Common stock, 613,179 shares	8,253,389
	Equifax, Inc.	Common stock, 64,423 shares	1,990,026

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N, 3,788,923 shares	169,111,662
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 749,339 shares	38,770,804
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 1,694,848 shares	26,490,477
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 1,119,988 shares	13,977,453

	Corporate bond funds:
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund, 2,031,257 shares	25,309,466
	Vanguard Investments	Vanguard Intermediate Term Bond Index Fund, 1,668,858 shares	17,956,517
	PIMCO	PIMCO Real Return Bond Fund Class I, 1,029,376 shares	11,106,972

	Mutual funds:
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 2,332,423 shares	59,570,071
	The Julius Baer Group	Artio International Equity Fund 1,178,435 shares	33,279,018
	American Funds	American Growth Fund of America Class R4, 1,092,871 shares	29,627,728
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 1,592,565 shares	21,993,326
	The Hartford	Hartford Small Company HLS Fund Class 1B, 916,328 shares	12,718,633
	RS Investments	Robertson Stephens Value Fund Class A, 597,610 shares	12,340,646
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 732,049 shares	12,173,967

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-term Investment Fund G, 860,630 shares	860,630
(1)	Wells Fargo	Wells Fargo Advantage Cash Money Market, 139,157 shares	139,157

	Participant loans	Varying maturities and interest rates from 4.25% to 10.5%. A total of 3,439 loans are outstanding with maturities from January 2010 through April 2020.	15,689,481

			$568,494,697

(1)	Represents a party-in-interest.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Date: June 29, 2010	/s/ MICHAEL P. OATES
MICHAEL P. OATES
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of Independent Registered Public Accounting Firm	20